Filed Pursuant to Rule 433

Registration Statement 333-223221

Dated March 25, 2020

Pfizer Inc.

Pricing Term Sheet

Issuer:	Pfizer Inc.
Security:	2.625% Notes due 2030
Principal Amount:	$1,250,000,000 aggregate principal amount
Maturity Date:	April 1, 2030
Coupon:	2.625% annually, accruing from and including March 27, 2020
Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2020
Price to Public:	99.650% of principal amount
Benchmark Treasury:	1.500% due February 15, 2030
Benchmark Treasury Price and Yield:	106-16; 0.815%
Spread to Benchmark Treasury Yield:	T+185 bps
Yield to Maturity:	2.665%
Optional Redemption:

The notes will be redeemable, in whole or in part, at any time and from time to time prior to January 1, 2030 (three months prior to the maturity date), at Pfizer Inc.’s option, at a redemption price equal to the greater of the following amounts: (i) 100% of the principal amount of the notes being redeemed on the redemption date; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including the amount, if any, of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the prospectus supplement), as determined by the Independent Investment Banker (as defined in the prospectus supplement), plus 30 bps; plus accrued and unpaid interest on the notes being redeemed, to, but excluding, the redemption date.

At any time on or after January 1, 2030 (three months prior to the maturity date), the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus in each case, accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000 in excess of $2,000
Day Count Convention:	Actual/360
Expected Settlement Date:	March 27, 2020 (T+2)
CUSIP/ISIN:	717081 EW9 / US717081EW90

Expected Ratings (Moody’s/S&P)*:	A1/AA-
Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC
Senior Co-Managers:	Deutsche Bank Securities Inc. RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp. Standard Chartered Bank Academy Securities, Inc. Siebert Williams Shank & Co., LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) BofA Securities, Inc. toll-free at (800) 294-1322, (ii) Credit Suisse Securities (USA) LLC (800) 221-1037 or (iii) Morgan Stanley & Co. LLC toll free at (866) 718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on March 25, 2020 relating to its Prospectus dated February 26, 2018.

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